FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PRAIRIE STATE BANCSHARES, INC.

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is a press release issued by Equity Bancshares, Inc. (“Equity”) on December 20, 2016, which discusses, among other things, the transaction with Prairie State Bancshares, Inc.:

Equity Bancshares, Inc. Completes $35 Million Private Placement of Common Stock

WICHITA, Kansas, December 20, 2016 –Equity Bancshares, Inc. (NASDAQ:EQBK), (“Equity”), the Wichita-based holding company of Equity Bank, today announced the closing of a private placement of $35.4 million of common stock, at the price of $32.50 per share to certain institutional investors.

The private placement consisted of $25.0 million of primary shares issued by Equity, and $10.4 million of secondary shares sold by funds affiliated with Patriot Financial Partners, L.P. and Endicott Management Company. All shares were sold on the same terms and the selling price was $32.50 per share, and Equity issued 770,000 new shares of common stock.

Proceeds from the private placement will be used for the pay down of Equity’s line of credit and to provide working capital for Equity’s growth strategies.

On November 10, 2016, Equity completed its merger with Community First Bancshares, Inc. of Harrison, Arkansas, adding five branches to the Equity footprint. Equity also announced on October 21, 2016 a definitive agreement to merge with Prairie State Bancshares, Inc. of Hoxie, Kansas, and its three western Kansas branches, subject to customary closing conditions including the receipt of regulatory approval. These two mergers follow Equity’s initial public offering in November, 2015, and Equity’s acquisition of First Independence Corporation and its subsidiary First Federal Savings and Loan of Independence in October, 2015.

“The company continues to plan for future growth, now spanning three states of Arkansas, Kansas, and Missouri,” said Brad Elliott, Chairman and CEO of Equity. “As we continue to deliver community banking services, plus innovative small business and commercial solutions, the addition of more common capital and additional investors in Equity helps us build upon our strategic plan of growing a strong community bank.”

Keefe, Bruyette and Woods, a Stifel Company, served as the sole placement agent for the private placement. Equity was advised by Norton Rose Fulbright US LLP as counsel.

About Equity Bancshares, Inc. and Equity Bank

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of November 10, 2016, following completion of Equity’s merger with CFBI, Equity had $2.0 billion in consolidated total assets, with 34 locations in Arkansas, Kansas and Missouri, including corporate headquarters in Wichita. Learn more at www.equitybank.com.

Equity seeks to provide an enhanced banking experience for customers by providing a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from

Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction between Equity and Prairie State Bancshares, Inc. (“Prairie”), Equity intends to file a registration statement on Form S-4 with the SEC which will include a proxy statement of Prairie and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF PRAIRIE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A proxy statement/prospectus will be sent to the stockholders of Prairie seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Participants in the Solicitation

Equity and Prairie and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Prairie stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Media & Investor Contact:

John Hanley

SVP / Director of Investor Relations

913-583-8004

jhanley@equitybank.com

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